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                              April 12, 2024

       Sanjeev Redkar
       President
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 1, 2024
                                                            File No. 333-278431

       Dear Sanjeev Redkar:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. We note your cover page states you conduct operations through your wholly owned subsidiary in mainland
China. To the extent you do not conduct the majority of your operations in China,
please provide us your analysis supporting this. To the extent you conduct the majority of
your operations in China, please revise your filing, as applicable, to provide more
specific and prominent disclosures about the legal and operational risks associated with
China-based companies. For additional guidance, please see the Division of Corporation
Finance's Sample Letter to China-Based Companies issued by the Staff in
                                                        December 2021 and the
Sample Letter to Companies Regarding China-Specific
                                                        Disclosures issued by
the Staff in July 2023. In this regard, we note your Amendment
                                                        Number 4 to the
Registration Statement on Form F-4 filed February 21, 2023 appears to address many of the
issues identified in the December 2021 letter.
 Sanjeev Redkar
Apollomics Inc.
April 12, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                           Sincerely,
FirstName LastNameSanjeev Redkar
                                                           Division of
Corporation Finance
Comapany NameApollomics Inc.
                                                           Office of Life
Sciences
April 12, 2024 Page 2
cc:       Daniel Nussen, Esq.
FirstName LastName